SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                             (Amendment No. 4)

                 Under the Securities Exchange Act of 1934

                         THE HILLHAVEN CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $.75 per share
                       (Title of Class of Securities)

                                431576 10 7
                   (CUSIP Number of Class of Securities)

                            Scott M. Brown, Esq.
                     National Medical Enterprises, Inc.
                            2700 Colorado Avenue
                      Santa Monica, California  90404
                               (310) 998-8000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              with a copy to:

                          Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            300 S. Grand Avenue
                       Los Angeles, California  90071
                               (213) 687-5070

                               February 15, 1995
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Statement because of Rule 13d-1(b)(3) or (4), check the
     following:                                       ___
                                                     /  /

     Check the following box if a fee is being paid with this
     Statement:                                       ___
                                                     /  /



     CUSIP No. 413576 10 7         Schedule 13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          NATIONAL MEDICAL ENTERPRISES, INC.  95-2557091

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/X /
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /X /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      8,878,147
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
           PERSON WITH                  :      0
                                        :
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :           8,878,147
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                                    0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,878,147
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               27% -- See Item 5
     (14) TYPE OF REPORTING PERSON*
          CO



     CUSIP No. 413576 10 7         Schedule 13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NME PROPERTIES CORP. 62-0725891
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/X /
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Tennessee
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      8,878,147
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
           PERSON WITH                  :       0
                                        :
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :           8,878,147
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                                    0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,878,147
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               27% -- See Item 5
     (14) TYPE OF REPORTING PERSON*
          CO



     CUSIP No. 413576 10 7         Schedule 13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NME PROPERTY HOLDING CO., INC. 91-1172506
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/X /
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*
          00
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      2,877,947
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
           PERSON WITH                  :         0
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :       2,877,947
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                              0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,877,947
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.8% -- See Item 5
     (14) TYPE OF REPORTING PERSON*
          CO



     CUSIP No. 413576 10 7         Schedule 13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NME PROPERTIES, INC. 91-0628039
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/X /
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      2,877,947
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
            PERSON WITH                 :         0
                                        :
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :          2,877,947
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                                   0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,877,947
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.8% -- See Item 5
     (14) TYPE OF REPORTING PERSON*
          CO



                    This Amendment No. 4 (the "Amendment No. 4") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), dated January 31, 1990, Amendment No. 1 of Schedule 13D, dated February 28, 1994, Amendment No. 2 of Schedule 13D, dated December 19, 1994, and Amendment No.3 of Schedule 13, dated January 25, 1995, relating to the common stock, par value $.75 per share (the "Common Stock"), issued by The Hillhaven Corporation, a Nevada corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

                    Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

          ITEM 4.   PURPOSE OF TRANSACTION

                    Item 4 is amended and supplemented as follows:

                    On February 15, 1995, NME filed a lawsuit against the Company and certain directors of the Company. The suit, filed in Los Angeles County Superior Court, arises from a series of actions recently undertaken by the Company. A copy of the complaint filed in the suit is attached hereto as Exhibit 31.

                    Except as otherwise described in this Item 4, none of NME, PropCorp, Holding or PropInc has any present specific plans or proposals that relate to or would result in any of the following: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's Amended and Restated Articles of Incorporation, Bylaws or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above. NME, PropCorp, Holding or PropInc may at any time, however, propose any of the foregoing that it considers desirable.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 30     Joint Filing Agreement

          Exhibit 31     Complaint filed February 15, 1995


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 15, 1995

                                   NATIONAL MEDICAL ENTERPRISES, INC.

                                   By:  /s/ Scott M. Brown
                                        ______________________________
                                        Scott M. Brown
                                        Senior Vice President and Secretary


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 15, 1995

                                   NME PROPERTIES CORP.

                                   By: /s/ Scott M. Brown
                                       ___________________________
                                        Scott M. Brown
                                        Vice President


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 15, 1995

                                   NME PROPERTY HOLDING CO., INC.

                                   By:  /s/ Scott M. Brown
                                        ________________________
                                         Scott M. Brown
                                         Vice President


                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 15, 1995

                                   NME PROPERTIES, INC.

                                   By:  /s/ Scott M. Brown
                                        ___________________________
                                         Scott M. Brown
                                         Vice President


                               EXHIBIT INDEX

          Exhibit No.    Description                          Page No.

          Exhibit 30     Joint Filing Agreement

          Exhibit 31     Complaint filed February 15, 1995



                                                            EXHIBIT 30
                             JOINT FILING AGREEMENT

               In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.75 per share, of The Hillhaven Corporation, a Nevada corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          Date:  February 15, 1995

          NATIONAL MEDICAL                  NME PROPERTIES CORP.
            ENTERPRISES, INC.

                                            By:/s/ Scott M. Brown
          By:/s/  Scott M. Brown               _______________________
             __________________________         Scott M. Brown
              Scott M. Brown                    Vice President
              Senior Vice President
                and Secretary

          NME PROPERTY HOLDING              NME PROPERTIES, INC.
            CO., INC.

                                            By: /s/  Scott M. Brown
          By:/s/  Scott M. Brown                ______________________
             _________________________          Scott M. Brown
              Scott M. Brown                    Vice President
              Vice President



                                                          EXHIBIT 31

          JAMES E. LYONS  (Cal. State Bar No. 112582)
          ERIC S. WAXMAN  (Cal. State Bar No. 106649)
          SKADDEN, ARPS, SLATE, MEAGHER & FLOM
          300 South Grand Avenue, Suite 3400
          Los Angeles, California  90071-3144
          (213) 687-5000

          Attorneys for Plaintiff
          National Medical Enterprises, Inc.

                     SUPERIOR COURT OF THE STATE OF CALIFORNIA

                           FOR THE COUNTY OF LOS ANGELES

          NATIONAL MEDICAL ENTERPRISES,    )  Case No.
          INC., a Nevada corporation,      )
                                           )  COMPLAINT FOR DECLARATORY
                         Plaintiff,        )  AND INJUNCTIVE RELIEF FOR:
                                           )
                    v.                     )  (1)  BREACH OF FIDUCIARY
                                           )       DUTY;
          THE HILLHAVEN CORPORATION, a     )
          Nevada corporation, BRUCE L.     )  (2)  DECLARATORY JUDGMENT;
          BUSBY, CHRISTOPHER J. MARKER,    )       and
          DOES 1 THROUGH 25, inclusive,    )
                                           )  (3)  INTERFERENCE WITH
                         Defendants.       )       PROSPECTIVE ECONOMIC
                                           )       ADVANTAGE


                    For its Complaint, plaintiff, National Medical Enterprises, Inc. ("NME"), alleges upon personal knowledge as to itself and its own actions and upon information and belief as to all other matters, as follows:

                                NATURE OF THE ACTION

                    1. This action arises out of a series of improper acts taken at the behest of the individual defendants, each of whom is an officer or director of defendant The Hillhaven Corporation ("Hillhaven"), for the primary purpose of entrenching themselves in their lucrative management positions at the expense of NME and Hillhaven's other shareholders. As set forth below, each of the acts taken by the defendants is designed both to dilute NME's position as Hillhaven's largest shareholder and to deprive Hillhaven's shareholders of the opportunity to consider business combination or acquisition proposals made by third parties. By virtue of their entrenching actions, the individual defendants have placed their own interests above those of Hillhaven's shareholders in complete disregard of their fiduciary duties of care and loyalty. Moreover, the individual defendants have positioned themselves to commit further breaches absent the intervention of this Court. Hillhaven is responsible for the acts of the individual defendants because they purported to act on Hillhaven's behalf.

                    2. More interested in preserving their positions and perquisites than in maximizing shareholder values, defendants have breached their fiduciary duties in at least the following ways:

                    * funding of a purported "grantor trust" with 4.2 million newly-issued shares of Hillhaven common stock, which places immediate voting rights of approximately 15% of Hillhaven's common stock (on an undiluted basis) in the hands of management even though management has not yet earned all of those shares under the terms of Hillhaven's various employee benefit plans;

                    *    registering another 4 million shares of
                         Hillhaven common stock for use in as of yet unidentified acquisitions whose primary purpose will be to place at least another 14% of Hillhaven's stock (on an undiluted basis) in the hands of parties friendly to Hillhaven management; and

                    * amending Hillhaven's Shareholder Rights Plan to limit the number of additional Hillhaven shares that NME can acquire to frustrate NME's ability to encourage friendly offers for the benefit of all Hillhaven shareholders.

                    3. Defendants hastily-adopted defensive measures are grossly disproportionate to any threat posed to Hillhaven's corporate policies or effectiveness. The disproportionate nature of defendants' actions is highlighted by the fact that Hillhaven's charter and by-laws already provided a powerful array of state-of-the-art defensive mechanisms, including a Shareholder Rights Plan and a "supermajority" charter provision requiring a 66-2/3% vote of shareholders to approve a merger. Notwithstanding these pre-existing defenses, defendants felt compelled to take further actions to protect their positions. As a result of those steps, through its control of approximately 20% of Hillhaven's common stock and its immediate ability to place another 14% in "friendly hands," Hillhaven management is now poised to thwart any third-party business combination or acquisition proposals no matter how beneficial to Hillhaven's shareholders.

                    4. Most of these defensive actions were undertaken by defendants in response to the recent friendly acquisition proposal by Horizon Healthcare Corporation ("Horizon") to acquire Hillhaven at a substantial premium over Hillhaven's market price and thus were far out of proportion to any perceived threat posed by the Horizon proposal. Rather than carefully considering Horizon's offer and exploring Horizon's announced desire to negotiate, defendants flatly rejected Horizon's offer. Indeed, defendants deliberately bypassed a Shareholder Relations Committee previously established by Hillhaven's Board, which was comprised of Hillhaven's independent directors and advised by Goldman Sachs & Company, an independent investment banker. Defendants instead caused the Board to hastily form a new "Special Committee" on February 5, 1995, which included those directors holding management positions. That Special Committee, relying on the advice of Hillhaven's long-time financial advisor, rejected the Horizon proposal that same day.

                    5. NME is suffering unique injury as a Hillhaven stockholder as a result of defendants' breaches. NME's equity position in Hillhaven has been diluted from 31% to 27% and NME faces the imminent threat of further dilution if Hillhaven issues additional stock to pay for acquisitions whose primary purpose will be to place stock in "friendly" hands. In addition, NME, which can only sell its block of stock in a transaction approved by the Hillhaven Board, is being deprived of the opportunity to sell its stock to Horizon or to another third party who may propose a transaction which offers even greater value to Hillhaven's stockholders.

                    6. By this action, NME seeks declaratory and injunctive relief to prevent the irreparable harm threatened by the alleged actions of Hillhaven and the members of its Board.

                                    THE PARTIES

                    7. Plaintiff, NME, is a Nevada corporation with its headquarters located at 2700 Colorado Avenue, Santa Monica, California. The principal business of NME is the operation of domestic and international hospitals. NME remains Hillhaven's largest stockholder. In addition to holding 8,878,147 shares of Hillhaven common stock, representing approximately 27% of the common shares outstanding, NME owns 35,000 shares of Hillhaven Series C Preferred Stock and 63,402 shares of Hillhaven Series D Preferred Stock (together, the "Preferred Stock"), which constitutes all of Hillhaven's outstanding Series C and Series D Preferred Stock. While in December 1994 NME held 31% of Hillhaven's outstanding common stock, NME's position has been diluted to 27% of Hillhaven's outstanding common stock as a result of defendants' actions.

                    8. Defendant, Hillhaven, is a Nevada corporation with its principal place of business at 1148 Broadway Plaza, Tacoma, Washington 98402. Hillhaven was formed in January 1990 through the spin-off by NME of substantially all of NME's domestic, long-term care operations in a dividend distribution to its stockholders (the "Spin-off"). Today, Hillhaven operates nursing centers, pharmacies and retirement housing communities. There are approximately 32.8 million outstanding shares of Hillhaven common stock.

                    9.   Hillhaven's Board of Directors consists of Bruce
          L. Busby, Christopher J. Marker, Walter F. Beran, Dinah
          Nemeroff, Jack O. Vance, Donald S. Burns, Maris Andersons and Peter de Wetter. Mr. de Wetter serves on the Board of Directors of NME and Mr. Andersons is an executive officer of NME.

                    10. The individual defendants are two members of Hillhaven's eight-member Board of Directors who are also members of Hillhaven's senior management:

                         a. Mr. Bruce L. Busby has been a director and the Chief Executive Officer of Hillhaven since April 1991 and Chairman of Hillhaven since September 1993. As of May 31, 1994, Mr. Busby was the beneficial owner of over 510,000 shares of Hillhaven, including options to purchase an aggregate of 16,326 shares of common stock granted pursuant to the 1990 Stock Incentive Plan and vested options to purchase an aggregate of 152,764 shares of common stock granted pursuant to Hillhaven's Performance Investment Plan. In addition, Mr. Busby held 464,657 additional unvested options granted under the Performance Investment Plan. For the 1994 fiscal year, Mr. Busby was paid a salary of $417,308, a bonus of $226,914 and other compensation of $45,818.

                         b.   Mr. Christopher J. Marker has been a
          director and the President of Hillhaven since December 1989.
          As of May 31, 1994, Mr. Marker was the beneficial owner of over 340,000 shares of Hillhaven common stock including options to purchase an aggregate of 13,397 shares of common stock granted pursuant to the 1990 Stock Incentive Plan and vested options to purchase an aggregate of 120,938 shares of common stock granted pursuant to the Performance Investment Plan. In addition, Mr. Marker held 369,179 additional unvested options granted under the Performance Investment Plan. For the 1994 fiscal year, Mr. Marker was paid a salary of $358,077, a bonus of $210,000 and other compensation of $48,859.

                         c. The fictitious defendants herein are being sued pursuant to the provisions of California Code of Civil Procedure Section 474. NME is informed and believes and upon that ground alleges that each fictitious defendant was in some way responsible for, participated in or contributed to the matters and things of which NME complains herein, and in some fashion has legal responsibility therefor. When the identity of such fictitious defendants and the exact nature of such persons' responsibility for, participation in and contribution to the matters and things herein alleged is ascertained, NME will seek to amend this Complaint and all proceedings herein to set forth the same.

                    11. Together, as of May 31, 1994, Hillhaven's executive officers and directors, other than Messrs. Andersons and de Wetter, were the beneficial owners of approximately 1.3 million shares comprising approximately 4% of Hillhaven's outstanding common stock.

          HILLHAVEN'S PREEXISTING EXTENSIVE ARRAY OF DEFENSIVE MECHANISMS

                    12.  The grossly disproportionate nature of
          defendants' actions is highlighted by the ample defense mechanisms Hillhaven already had in place to deter hostile takeovers. At the time of the Spin-off, Hillhaven adopted an arsenal of anti-takeover devices designed to (i) discourage certain kinds of transactions that may entail an actual or threatened change in control and (ii) encourage any potential acquiror of Hillhaven to consult with the Hillhaven Board before setting the terms of a business combination or tender offer involving Hillhaven. Any doubt about the effectiveness of those devices was dispelled by Hillhaven's Information Statement filed with the Securities and Exchange Commission in connection with the 1990 Spin-off, in which Hillhaven admitted that this array of anti-takeover devices is "likely to have the effect of impeding an acquisition of control of New Hillhaven in a transaction not approved by New Hillhaven's Board of Directors or by NME."

                    13. These anti-takeover devices adopted at the time of the Spin-off include:

                         (a) a series of "super-majority" provisions in its charter requiring the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of voting stock (i) to approve any merger of Hillhaven and certain other corporate transactions (unless approved by a majority of the Hillhaven Board and a majority of its "continuing directors") and (ii) to amend certain anti-takeover provisions of its charter and by-laws;

                         (b)  a Shareholder Rights Plan (the "Rights
          Plan") containing "flip-over" rights triggered if a holder of 20% or more of the shares completes a merger or certain other transactions without the prior approval of "continuing directors" and (ii) "flip-in" rights triggered if a person acquires 30% or more of the shares. The Rights Plan, which was designed to deter takeover proposals not approved by the Hillhaven Board, presents a potential acquiror with the possibility that the Hillhaven stockholders will be able to dilute such acquiror's equity interest to a substantial degree by exercising the Rights issued under the Rights Plan to buy additional Hillhaven stock (or, in the case of the exercise of "flip-over" rights, stock of the acquiror) at a substantial discount in the event the acquiror engaged in a merger or other transaction specified in the Rights Plan;

                         (c) a "staggered board" charter provision that divides the Board into three classes of directors, each comprising approximately one-third of the Hillhaven directors who serve staggered terms. This classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board. At least two annual meetings will generally be required to effect a change in a majority of the Board;

                         (d)  a "super-majority" charter provision
          providing that directors may be removed only by the affirmative vote of at least 66 % of the voting power of all shares of all classes or series of Hillhaven's capital stock entitled to vote generally in the election of directors. This provision, when coupled with the provision of the charter authorizing only the Hillhaven Board to fill vacant directorships, precludes stockholders from removing incumbent directors except upon a substantial affirmative vote and filling the vacancies created by such removal with their own nominees;

                         (e)  a "limitation of liability" charter
          provision that excuses the directors and officers of Hillhaven for damages for breach of fiduciary duty in certain circumstances;

                         (f) a "no written consent" charter provision which provides that stockholder action can be taken only at an annual or special meeting of stockholders, except in the case of stockholder action taken by unanimous written consent of stockholders in lieu of a meeting;

                         (g)  an "advance notice" charter provision
          requiring stockholders to give advance notice of business in accordance with its bylaws, which requires at least 90 days advance notice of business to be brought before an annual meeting of stockholders;

                         (h)  a "board vacancy" charter provision
          permitting the Hillhaven Board to fill any Board vacancy including any created by the Board's own expansion of the number of directors;

                         (i)  a "blank check" charter provision
          authorizing the Hillhaven Board to issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt; and

                         (j) a "state takeover law" charter provision making the Nevada Control Shares Acquisition Statute explicitly applicable to Hillhaven, with certain modifications. This statute provides that an acquiring person obtains voting rights in control shares only to the extent conferred by a vote of stockholders. Thus, the statute can have a significant anti-takeover effect since persons who purchase stock of a company in amounts exceeding certain levels cannot be guaranteed that they will be able to vote their shares. In addition, Hillhaven has availed itself of the Nevada Business Combination Statute which provides considerable protection against non-negotiated acquisitions. For example, if a person acquires 10% or more of a company's shares without first obtaining board approval, such person is precluded from completing a merger and certain other transactions with such company for three years.

                    14. These defensive mechanisms are more than ample to deter a hostile takeover and force anyone considering an acquisition of Hillhaven to pursue a friendly deal by negotiating the terms of any acquisition with Hillhaven's Board. Defendants, however, are not interested in any acquisition of Hillhaven, friendly or otherwise. Thus, in late 1994, defendants engaged in a series of actions designed to further entrench themselves by increasing management's voting control over the company, diluting the voting power of NME's block of stock and making Hillhaven less attractive to potential suitors.

          DEFENDANTS' IMPLEMENTATION OF THEIR ENTRENCHMENT SCHEME

                    15. Commencing no later than December 5 and 6, 1994, at a board meeting, defendants began to implement their entrenchment scheme. Among other actions, the Board approved the registration of up to 4 million shares of Hillhaven's common stock to be issued in connection with future acquisitions. Undisclosed by defendants to their fellow directors at the board meeting was the true purpose of defendants' acquisition program. Rather than seeking to create value for Hillhaven's shareholders, defendants intended to use future acquisitions as a vehicle to place Hillhaven stock in "friendly hands" and dilute NME's voting power. Thus, among other things, defendants did not disclose to the Board their plans to pursue a series of smaller acquisitions so as to avoid using shares constituting more than 20% of Hillhaven's outstanding stock and, thereby, avoiding the need for approval of the acquisitions by Hillhaven's shareholders. Also undisclosed at this board meeting was defendants' true intent in creating the grantor trust -- the concentration in management's hands voting rights to another 15% of Hillhaven's common stock. Being unaware of management's true purpose, the Board acted favorably on management's recommendations to issue the additional shares.

          DEFENDANTS ARE FORCED TO ACCELERATE THEIR SCHEME

                    16. Subsequent to the December board meeting, two events occurred that forced defendants to accelerate their scheme. On December 21, 1994, NME filed an amendment to its
          Schedule 13D with the Securities and Exchange Commission. This filing, which was also sent to Hillhaven, disclosed NME's intent to review its alternatives with respect to its investment in Hillhaven. Then, on January 12, 1995, Mr. Barbakow, Chairman of NME, informed Mr. Busby that Horizon had expressed an interest in making a business combination proposal involving Hillhaven. Mr. Barbakow had suggested to Horizon's Chairman that he speak directly to Mr. Busby.

                    17. Faced with this expression of interest and concerned that NME might support an acquisition proposal from Horizon offering fair value to Hillhaven's shareholders, defendants took immediate action to preserve their positions at the expense of Hillhaven's shareholders. To start with, Mr. Busby sought to deceive Horizon by falsely expressing an interest in a proposal by Horizon to acquire Hillhaven. Mr. Busby spoke with Mr. Elliott, Chairman of Horizon, and assured him that he would review any Horizon proposal with his directors. However, aware that he had no desire to ever consider Horizon's offer and determined to avoid the heightened standards by which directors are judged when taking actions in the face of a merger proposal, Mr. Busby urged Mr. Elliott not to put anything in writing.

          THE HASTILY CONVENED JANUARY 16, 1995 BOARD MEETING AND
          HILLHAVEN'S DISPROPORTIONATE RESPONSE

                    18. Although Hillhaven's Board already had a regularly scheduled meeting set for January 19, 1995, defendants were desperate to act before Horizon submitted a written offer. Thus, immediately after speaking with Horizon's Chairman, Mr. Busby quickly called a special meeting of the Board to be held on short notice on January 16 at an airport hotel in Los Angeles. During the meeting, defendants took the incredible position that there was no proposal from Horizon to consider. Moreover, in taking that position, defendants failed to disclose to the Board that Mr. Busby specifically asked Horizon not to put anything in writing.

                    19. Having misled the Board regarding Horizon's interest, Hillhaven management then caused the Board to take a number of actions designed to entrench management and which serve no legitimate business purpose.

               A.   THE PURPORTED GRANTOR TRUST OF HILLHAVEN

                    20. At the January 16 Special Meeting, the Board took action to implement the funding of a purported grantor trust of Hillhaven. To fund the trust, Hillhaven utilized
          4.2 million newly issued shares of its common stock -- an amount representing approximately 15 percent of Hillhaven's voting stock. Although the Board had previously considered and approved the concept of a grantor trust, the Board was never informed of defendants' primary intent to use the trust as an anti-takeover device to provide management with immediate voting rights to shares approximating 15% of Hillhaven's outstanding common stock -- shares which under Hillhaven's employee benefit plans, might not vest for several years.

                    21. Hastily implemented, the purported grantor trust of Hillhaven, fails to satisfy the fundamental grantor trust principles established by the Internal Revenue Code of 1986, as amended (the "Code") and the Internal Revenue Service. Under the grantor trust rules set forth in sections 671 et seq. of the Code, a trust will be treated as a "grantor trust" and the grantor will be treated as the owner of the trust assets only where the grantor has retained (i) a reversionary interest in the trust, (ii) a power to control the beneficial enjoyment or administration of the trust assets, or (iii) a power to revoke the trust. This purported grantor trust, however, fails to satisfy any of these significant prerequisites as a grantor trust of Hillhaven for Federal income tax purposes. It is apparent, therefore, that the trust is a sham and has no purpose other than to attempt to place a large block of voting stock into the hands of Hillhaven's management.

               B.   THE UNNECESSARY AND UNREASONABLE AMENDMENT TO
                    HILLHAVEN'S RIGHTS PLAN

                    22. At the January 16 Special Meeting, the Board rushed to amend its Rights Plan. So great was defendants' need to push through this change they did not even have time to list it as an item of business on the Board's agenda. This action also was not a reasonable response to any threat to Hillhaven's corporate policies or effectiveness.

                    23. There is no doubt that the amendment to the Rights Plan is targeted directly at NME. As disclosed in Hillhaven's press release, "as a result of the amendment, NME will not be permitted to acquire additional Hillhaven shares unless its ownership interest represents under 30% of all Hillhaven shares, in which case, NME can buy up to just under 30% of Hillhaven common shares." The press release further announces that "the amendment was adopted by its Board of Directors in light of NME's recent announcement that it is exploring various alternatives with respect to its ownership interest in Hillhaven."

                    24. The unreasonableness of the amendment of the Rights Plan is obvious in light of the fact that a simple inquiry of NME would have elicited the answer that NME had no intention of acquiring any additional shares of common stock.

          DEFENDANTS  FURTHER BREACH THEIR DUTIES BY FAILING TO
          ADEQUATELY CONSIDER HORIZON'S JANUARY 25 PROPOSAL

                    25. In light of the defendants' actions and in order to provide the opportunity contained in the Horizon offer to all Hillhaven shareholders, NME entered into a letter agreement with Horizon. Dated January 25, 1995, that letter agreement provides that if prior to consummating a transaction but within 12 months of the date of the letter agreement there is a merger, consolidation or other transaction with any party other than Horizon (an "Other Transaction") in which NME receives consideration for any of its shares of Hillhaven common stock equal to or greater than $27.50 per share, then Horizon shall be entitled to receive (and NME shall cause Horizon to receive) upon consummation of an Other Transaction an amount equal to the greater of (i) $5 million or (ii) 50% of the consideration received by NME in excess of $29 per share of Hillhaven common stock. The letter agreement provided that nothing in the letter agreement shall be construed to impose any requirement or restriction on NME with respect to its right to acquire or dispose of any shares of common stock from or to any party or to vote any shares of common stock.

                    26. On January 25, 1995, Mr. Elliott, on behalf of Horizon, submitted a written business combination proposal to Hillhaven (the "Transaction"). In the Transaction, stockholders of Hillhaven would receive $28 in value of shares of common stock in a newly formed holding company ("Newco") for each outstanding share of common stock, and stockholders of Horizon would receive one share of Newco common stock for each outstanding share of Horizon common stock. The $28 per share value represented a 35% premium to the New York Stock Exchange closing price of the Hillhaven shares on December 20, 1994, the day NME filed its 13D disclosing its intention to reevaluate its investment in Hillhaven shares. In addition, as part of the Transaction, each outstanding share of Hillhaven's Series C and Series D Preferred Stock held by NME would be redeemed in an amount equal to its liquidation preference of $1,000 per share in cash, plus any accrued and unpaid dividends, whether or not declared, to the date of redemption.

                    27. In the January 25 Transaction proposal, Mr. Elliott offered to meet with Mr. Busby "to discuss the many strategic, operational and other benefits that the combined entity can realize through its proposed transaction." In addition, Mr. Elliott stated that he was "ready to discuss [Horizon's] proposal with you and your advisors at any time or to make a presentation to your Board of Directors." In a letter to Hillhaven, dated February 2, 1995, as a further sign of his desire to discuss Horizon's proposal, Mr. Elliott reiterated his willingness "to be flexible with respect to the terms" of his proposal, signaling that Horizon would consider increasing its offer.

                    28. The market viewed the Horizon transaction with significant favor. Indeed, following the disclosure of Horizon's offer, Hillhaven's stock rose $3.375 per share from $22.875 to $26.25 -- a 14.75% increase. While the market responded favorably to the Horizon transaction, defendants did not.

                    29. Recognizing that the market was reacting favorably to the Horizon proposal, the defendants were fearful that the Shareholder Relations Committee, which was comprised of independent directors advised by an independent investment banker, might conclude that the best interests of Hillhaven s shareholders required management to pursue discussions with Horizon. Thus, defendants determined to bypass the independent Shareholder Relations Committee. Accordingly, at the February 5, 1995 Board meeting, defendants recommended the formation of a "Special Committee." Unlike the Shareholder Relations Committee, the "Special Committee" included the management directors of Hillhaven management. However, Messrs de Wetter and Andersons were excluded. Moreover, while Goldman Sachs had previously advised the Shareholder Relations Committee, the "Special Committee" was advised solely by Hillhaven's longtime financial advisor. Not surprisingly, on that same day -- February 5, 1995 -- the "Special Committee" rejected Horizon's offer without any attempt to even explore Horizon's indication that it was prepared to increase its offer.

          THE IRREPARABLE HARM TO NME AND
          HILLHAVEN'S PUBLIC STOCKHOLDERS

                    30. As a result of defendants actions and the pre-existing charter requirement that provides for a 66 percent supermajority vote by shareholders to approve a merger, Hillhaven management has set the stage to give itself a virtual blocking position over any third-party acquisition proposal no matter how beneficial to Hillhaven's shareholders. This blocking position arises because management: (i) currently owns 4% of Hillhaven's common stock; (ii) has obtained by virtue of the purported grantor trust voting rights to approximately another 15% of Hillhaven's common stock (on an undiluted basis); and (iii) has the ability because of the shelf registration of 4 million shares now and possibly as much as 2.5 million more shares later to place just under 20% of Hillhaven common stock in friendly hands without having a shareholder vote.

                    31. NME is being deprived of an opportunity to sell its block of common stock as well as its Preferred Stock as a result of Hillhaven's defensive measures designed to entrench Hillhaven's management. In addition, NME's equity position is being diluted as a result of defendants illegal acts of entrenchment and NME faces additional dilution if defendants plan to issue additional stock to third parties friendly to management is not enjoined.

                    32. NME, as well as the other stockholders of Hillhaven is being harmed by the defendants' taking measures which have no legitimate business purpose and which are intended to (i) make Hillhaven completely impervious to any acquisition proposals and (ii) to increase management's voting control over the company with the intended result of diluting NME.

                    33. Unless this Court grants preliminary and permanent injunctive relief, NME will be irreparably harmed.

                               FIRST CAUSE OF ACTION

            (Breach of Fiduciary Duty of Loyalty Against all Defendants)

                    34. Plaintiff repeats and realleges each of the preceding paragraphs as if fully set forth herein.

                    35. The director defendants are fiduciaries owing a duty of loyalty to all of the stockholders of Hillhaven. That duty includes but is not limited to the obligation to consider and fairly evaluate all offers for control of Hillhaven from third parties and not to put self-interests and personal considerations of directors of Hillhaven ahead of Hillhaven's stockholders. This duty also bars the director defendants from taking defensive actions unless they can demonstrate (i) that they have undertaken a good faith and reasonable investigation and concluded that Horizon's merger proposal poses a threat to corporate policy and effectiveness, and (ii) that their responsive actions are reasonable in relation to the threat posed.

                    36. The numerous defensive measures taken by the Board are each unreasonable and grossly disproportionate to any threat posed by NME or Horizon. Thus, the defendants have breached their fiduciary duties.

                    37.  NME has no adequate remedy at law.

                               SECOND CAUSE OF ACTION

            (Manipulation of Corporate Machinery Against All Defendants)

                    38. Plaintiff repeats and realleges each of the preceding paragraphs as if fully set forth herein.

                    39. The numerous defensive measures taken by the Board constitute an illegal and inequitable manipulation of the corporate machinery of Hillhaven, the effect and intent of which is to entrench the director defendants by disenfranchising all Hillhaven stockholders.

                    40. The defendants, in violation of their fiduciary duties, have manipulated the corporate machinery for no legitimate corporate purpose, but rather to give themselves absolute veto power over any business combination or acquisition proposals.

                    41.  Plaintiff has no adequate remedy at law.

                               THIRD CAUSE OF ACTION

                  (Breach of Duty of Care Against all Defendants)

                    42. Plaintiff repeats and realleges each of the preceding paragraphs as if fully set forth herein.

                    43. The director defendants are obligated to conduct the affairs of Hillhaven with due care. By rejecting Horizon's offer and adopting the amendment to the poison pill and other entrenchment devices without first informing themselves of all reasonably available material information, the defendant directors breached their duty of care.

                    44. Hillhaven's Articles of Incorporation insulate the director defendants from liability in damages for violations of the duty of care. Absent preliminary and permanent injunctive relief, defendants' gross negligence can never be fully remedied.

                    45.  Plaintiff has no adequate remedy at law.

                               FOURTH CAUSE OF ACTION

               (Breach of Duty of Disclosure Against all Defendants)

                    46. Plaintiff repeats and realleges each of the preceding paragraphs as if fully set forth herein.

                    47. The director defendants are under a fiduciary duty to disclose fully, fairly and without misrepresentation all material information to the stockholders of Hillhaven. The director defendants breached their duty of disclosure by:

                         (a) failing to disclose that a primary purpose of establishing the grantor trust and issuing 4.2 million shares to fund the trust was to provide management with additional votes in order to make it more likely that under pre-existing "supermajority" provisions management would be able to block merger proposals and certain other transactions that management opposed.

                         (b)  giving Hillhaven's stockholders the
          misleading impression that the purpose of the funding of the grantor trust is to (i) obtain a more favorable rating from rating agencies and banks and (ii) to fund the trust because a number of other public companies have created grantor trusts to fund their employee pension plans;

                         (c)  failing to disclose that the so-called
          grantor trust cannot qualify as a grantor trust of Hillhaven;
          and

                         (d) failing to inform Hillhaven's stockholders that management intends to have effective voting control of approximately 1/3 of Hillhaven common stock.

                    48.  Plaintiff has no adequate remedy at law.

                               FIFTH CAUSE OF ACTION

           (Interference With Prospective Economic Advantage Against All Defendants)

                    49. Plaintiff repeats and realleges each of the preceding paragraphs as if fully set forth herein.

                    50. As set forth above, defendants have engaged in a scheme to dilute NME's stock ownership interests in Hillhaven and to undermine NME's ability (and the ability of Hillhaven's other shareholders) to sell its shares at a $28 value or an even higher value.

                    51. Given that NME can only sell its stock as a block in a transaction which is approved by the Hillhaven Board, Hillhaven's hostile and draconian response to Horizon's proposal has the effect of frustrating NME's ability to sell its stock as a block.

                    52. Each of the defensive measures, which were wholly unnecessary in light of the extensive anti-takeover arsenal already in place, is an intentional act designed to disrupt NME's ability to sell its stock to Horizon or to any other potential acquiror of Hillhaven. But for the actions of the defendants, NME would have retained a 31% voting interest in Hillhaven and could have been paid a premium, along with the other Hillhaven stockholders, for its stock.

                    53. None of defendants' acts can be justified as furthering any legitimate business interest of Hillhaven.

                    54. Accordingly, NME has suffered damages in an amount which has yet to be determined.

                    55. In light of defendants' deliberate, malicious and willful disregard of NME's rights, NME is entitled to punitive and exemplary damages in an amount to be determined at trial.

                              SIXTH CAUSE OF ACTION

          (Declaration that Purported Grantor Trust Is Not A Grantor Trust)

                    56. NME repeats and realleges each of the preceding paragraphs as if fully set forth herein.

                    57.  As shown above, contrary to the express
          declarations of the trust, the purported grantor trust cannot qualify as a grantor trust of Hillhaven for Federal income tax purposes.

                    58. The purported grantor trust serves no legitimate business purpose and is designed primarily to place voting power into the hands of Hillhaven management.

                    59. Because the grantor trust transaction was improperly created, the transaction should be declared null and void.

                    60.  Plaintiff has no adequate remedy at law.

                    WHEREFORE, NME demands judgment and preliminary and permanent relief, including injunctive and declarative relief, in its favor as follows:

                    A. A declaratory judgment that the defendants have breached their fiduciary duties by (i) not obtaining all material information about the Horizon merger proposal that was reasonably available to determine whether a transaction with Horizon would provide the best value reasonably available to the stockholders of Hillhaven; (ii) not negotiating actively in good faith with Horizon; (iii) manipulating the corporate machinery; (iv) undertaking a series of steps to entrench themselves; and (v) failing to disclose material information and making false and misleading statements to Hillhaven's stockholders.

                    B. An order preliminarily and permanently enjoining Hillhaven, its officers, directors, agents, servants, employees and those persons who act in concert or participation with them who receive actual notice thereof, from erecting any defensive barriers (including, but not limited to, further issuances of stock) to a merger, tender offer or any proposed change of control transaction at a price that is the highest reasonably and immediately available to the stockholders of Hillhaven;

                    C. An order requiring Hillhaven to correct its misstatements and omissions;

                    D. Damages, including punitive damages on NME's Fifth Cause of Action;

                    E. An award to NME of the costs and disbursements of this action, including reasonable attorneys' and experts' fees;

                    F. An order requiring that (i) the grantor trust transaction be rescinded and that any and all Hillhaven shares issued to the trust be returned to Hillhaven and cancelled and
          (ii) any shares issued to the grantor trust not be voted; and

                    G. Granting such other further relief as this Court may deem just and proper.


                                      /s/James E. Lyons
                                      James E. Lyons
                                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM

          DATED:  February 15, 1995